UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

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SPECIALIZED DISCLOSURE REPORT

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Advanced Energy Industries, Inc.

(Exact name of the registrant as specified in its charter)

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Delaware	000-26966
(State or other jurisdiction of incorporation)	(Commission file number)

1595 Wynkoop Street, Suite 800 Denver, Colorado	80202
(Address of principal executive offices)	(Zip code)

Elizabeth K. Vonne, Executive Vice President, General Counsel & Corporate Secretary 970-407-6626
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Advanced Energy Industries, Inc. (the “Company”) manufactures or contracts to manufacture products that may contain “conflict minerals” as defined in paragraph (d)(3) of Item 1.01 of the Specialized Disclosure Report on Form SD. As these materials are necessary to the functionality and production of the Company’s products, the Company has conducted a reasonable country of origin inquiry regarding these materials designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (as defined in paragraph (d)(1) of Item 1.01 of the Specialized Disclosure Report on Form SD).

The Company's reasonable country of origin inquiry and due diligence processes are described in the Conflict Minerals Report for the reporting period January 1, 2022 to December 31, 2022 attached hereto as Exhibit 1.01.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://www.advancedenergy.com/globalassets/non-resource-library-assets/sds-documents/en-legal-conflict-minerals-report.pdf

Item 1.02 Exhibits

The Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD for the year ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Advanced Energy Industries, Inc.

/s/ Elizabeth K. Vonne
Date: May 26, 2023	Elizabeth K. Vonne Executive Vice President, General Counsel & Corporate Secretary